September 17, 2020

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bloomin’ Brands, Inc.
Form 10-K for Fiscal Year Ended December 29, 2019
Response dated September 8, 2020
File No. 001-35625

Dear Ms. Di Silvio and Mr. Thompson:
The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the staff’s letter dated September 11, 2020. For your convenience, the staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for Fiscal Year Ended December 29, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 41

1.  We note your response to comment one. Your presentation beginning on page 41 of the non-GAAP measure, restaurant-level operating margin, is presented by segment. As such, please expand your proposed disclosure to ensure a reconciliation is included in deriving restaurant-level operating income by segment. Refer to Item 10(e) of Regulation S-K.

Response:

The Company confirms that it will include a reconciliation of restaurant-level operating income by segment in future filings.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive Income, page 62

2. It appears from your disclosure on page 38 that cost of sales may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.

Response:
In future filings, the Company will retitle the caption “cost of sales” to “food and beverage costs.”
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If you have any questions, feel free to contact me at (813) 282-1225.

Sincerely,

/s/ Christopher Meyer
Christopher Meyer
Executive Vice President and Chief Financial Officer